

June 5, 2017

Via Email
Nak Joo Seong
Young Eun Ban
Duly Authorized Representatives of
The Korea Development Bank
320 Park Avenue, 32nd Floor
New York, NY 10022

Seong-wook Kim
Duly Authorized Representative of
The Republic of Korea
460 Park Avenue, 9th Floor
New York, NY 10022

Re: The Korea Development Bank
The Republic of Korea
Registration Statement under Schedule B
File No. 333-217914
Filed May 12, 2017

Dear Sirs:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent possible, please update all statistics and information in the registration statement, including financial information, to provide the most recent data. Additionally,

please ensure that you include a discussion of any material trends for your shareholders, whether individually or collectively, that may affect your business or operations. We note, for example, the following:

- the current status of the debt whose maturity date has passed listed under "Tables and Supplementary Information, page 27";
- the 2016 data in the charts beginng on page 163 that is referenced as preliminary;
- your discussion under "Worldwide Economic and Financial Difficulties, page 163," which should also reflect 2016 data and information; and
- the exclusion of 2016 data for charts and information discussed between pages 197 and 201.

2. Please be advised that the Office of Global Security Risk in the Division of Corporation Finance is reviewing the filing, and may have further comment.

Overview, page 5

3. We note your disclosure that the Korean government has the power to dismiss the Chairman, CEO, Board, and auditor of the Korea Development Bank. Please include discussion of any dismissal and replacement timelines and procedures, as well as any previous actions related to the exercise of that power

Overview, page 6

4. We note your indication that you are expanding your retail banking operations. Please expand your disclosure to include information on how the consumer credit debt load in the Republic of Korea will impact the bank's expansion and provide information about expected growth in this sector.

Selected Financial Statement Data, page 10

5. We note your disclosure that the financial restatements of Daewoo Shipbuilding & Marine Engineering Co., Ltd. occurred due to an error in estimating construction costs which decreased your assets by ₩175.5 billion. Here or elsewhere, include discussion of your current exposure to Daewoo and any steps taken to prevent any future errors.

Internal Debt of KDB, page 32

6. Please include discussion of what constitutes the category "Others" under "Borrowings" in the chart provided.

Separate Statements of Cash Flows, page 39

7. We note that you disclose net cash used in operating activities, with a net loss of ₩6,099,905 in 2016 which increased from ₩1,156,348 in 2015. Please discuss the reasons for this increase.

Political History, page 158

8. We note your disclosure on page 160 regarding the investigations of large businesses and members of their senior management for bribery, embezzlement and other possible misconduct. Here or elsewhere, please include discussion of the extent of Korea's and the Korea Development Bank's actual or prospective exposure to such businesses.

Relations with North Korea, page 162

9. Please revise your disclosure to include discussion of recent missile testing by North Korea, including any material impact on your operations.

The Economy, page 163

10. Here or elsewhere, to the extent practicable, include discussion of any current or pending changes to be put in place by President Moon Jae-in. We note, for example, news articles regarding chaebols and North Korea dimplomacy.

Banking Industry, page 179

11. Please include discussion of the amount of loans that the Republic guarantees for the banks included under this heading, including any trends in the amount of such loans.

Jurisdiction and Consent to Service, page 209

12. Please make clear your reference to the "certain conditions" to be met regarding enforceability, in either original actions or actions for the enforcement of U.S. judgments.

Exhibit M-2: Opinion of Kim & Chang

13. We note that counsel has indicated that the opinion is not to be relied upon by any other person and is "solely" for the benefit of the registrants. Investors are entitled to rely on the opinion you file. Please file a revised opinion that does not contain this disclaimer.

Closing Comment

   We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact me at (202) 551-3258 with any questions.

            Sincerely,

            /s/ Corey Jennings

            Corey Jennings
            Special Counsel

cc: Eunbe Kang
   The Korea Development Bank

   Hongki Moon, Esq.
   Cleary Gottlieb Steen & Hamilton LLP